NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Morgan Stanley

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 11, 2022, email communication sent by Liz Gordon, Executive Director of Corporate Governance, New York State Common Retirement Fund

VOTE FOR

SHAREHOLDER PROPOSALS ON FINANCED EMISSIONS

FILED AT

BANK OF AMERICA, CITIGROUP, GOLDMAN SACHS,

JP MORGAN CHASE, MORGAN STANLEY AND WELLS FARGO

The New York State Common Retirement Fund urges shareholders to VOTE FOR proposals filed at Bank of America, Citigroup, Goldman Sachs, JP Morgan Chase, Morgan Stanley and Wells Fargo, calling for those banks to ensure that their financing activities are consistent with achieving the International Energy Agency’s (IEA) net-zero greenhouse gas emissions scenario by 2050.

The proposals ask these financial institutions to take proactive steps to ensure that their financing does not contribute to the exploration and production of new fossil fuels that would be inconsistent with the IEA’s Net Zero Emissions by 2050 Scenario.

Financial institutions have a key role to play in decarbonizing the global economy and addressing the systemic risks posed by climate change. Failure to achieve net-zero greenhouse gas emissions by 2050 at the latest and limit global warming to 1.5-degrees Celsius poses enormous risks to the global economy, with estimates of global losses from unabated climate change of 10% of total economic value by mid-century.1

All of these financial institutions have made net-zero commitments and joined the Net-Zero Banking Alliance, but to ensure that those commitments are credible, they need to adopt policies that eliminate financing of new fossil fuel exploration and development.

In October 2021, the Intergovernmental Panel on Climate Change issued High-Level Recommendations for Credible Net-Zero Commitments from Financial Institutions which stated that financial sector alignment with a 1.5-degree pathway requires “the immediate cessation of any new fossil fuel investments, and rapid decommissioning of remaining fossil fuel production.”2 Similarly, the IEA concluded in its May, 2021 report Net Zero by 2050: A Roadmap for the Global Energy Sector, “There is no need for investment in new fossil fuel supply in our net zero pathway.”3

In order to mitigate the systemic risks posed by unfettered climate change and to ensure that financial institutions are doing their part to prevent the development of new fossil fuel resources that are inconsistent with achieving net-zero by 2050, we encourage you to SUPPORT THESE SHAREHOLDER PROPOSALS CALLING FOR FINANCING CONSISTENT WITH THE IEA NET-ZERO 1.5-DEGREE SCENARIO.

For questions, please contact Liz Gordon, Executive Director of Corporate Governance, New York State Common Retirement Fund, egordon@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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1 https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html

2 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p. 15

3 https://www.iea.org/reports/net-zero-by-2050, p. 20